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File No.82-5139

CYBIRD®

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

News Release

September 27, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASD[redacted]
Representative: Kazu
Presi
Contact: Tomc
Exec
81-3-.

04045282

SUPPL

Notice regarding Organizational Changes

Tokyo, Japan, September 27, 2004 — CYBIRD Co., Ltd. announced that the board of directors approved the following organizational change, effective October 1, 2004.

1. Organizational Change

Terminated:	Public Relations Department
Newly established:	Public & Investor Relations Department, Technology Division

2. Reasons for Change

(1) While the company continues to focus furthermore on building relationship with investors, the recent expansion of individual investors has had the company realize the need of close communication with all kinds of stakeholders ranging from institutional investors to individual investors. Therefore the company establishes Public & Investor Relations Department, whose mission is to serve strategic corporate communication, aiming to generate organic synergy effect between IR and PR services.

(2) Mobile Content Business and Media Strategy Business have had technology development divisions of their own, but since here on the company units these divisions to deepen inter-company relationship as well as to enhance total functional capability.

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